Pioneers Apparel, Inc.
CIK: 0001999718

FORM C – Additional Information

Description of the Company's Business Plan:

PYNRS, born from the founder's personal journey into entrepreneurship and a passion for running, represents a bold movement within the running apparel industry. Initiated in 2017 with the creation of PIONEERS Run Crew in Boston, the brand's genesis was rooted in community-building and addressing the lack of representation for Black and Brown individuals in the running sphere. Recognizing a void in the market, PYNRS seeks to cater to the BIPOC demographic, comprising 16 million runners who annually spend $28.7 billion on running gear and races. The brand's mission transcends mere apparel; it strives to foster inclusivity and ownership within the running industry, challenging stereotypes and advocating for diversity.

PYNRS' go-to-market strategy pivots around its commitment to community, culture, and diversity. With a targeted approach, the brand aims to resonate with urban professionals aged 22-55 who prioritize inclusivity and identity alignment. Leveraging channels such as social media, e-commerce, retail pop-ups, and strategic partnerships, PYNRS seeks to amplify its reach while remaining agile in response to market dynamics. By embedding inclusivity and cultural relevance into its product design and marketing narratives, PYNRS positions itself not only as a brand but as a transformative force reshaping the running industry.

Central to PYNRS' success lies its comprehensive product assortment strategy and diversified distribution channels. Emphasizing fit, design, and cultural inspiration, the brand's offerings extend beyond conventional running apparel, catering to a wide range of preferences and needs. From core performance categories to streetwear casual collections and event specialized gear, PYNRS aims to capture the essence of its diverse consumer base. Through strategic distribution partnerships with REI, specialty running stores, and brand ambassadors, PYNRS endeavors to establish a cohesive brand experience while continually adapting to evolving market landscapes. As it pioneers change within the industry, PYNRS remains committed to its vision of inclusivity, representation, and empowerment in the world of running.

Company Risk Factors:

Uncertain Risk. An investment in the Company (also referred to as "we", "us", "our" or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment of the Company.

Our business projections are only projections. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our services, that people think it's a better option than competing services, or that we will be able to provide the service at a lever that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited. Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer, which means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment and possibly a lower purchase price per share.

Management discretion as to use of proceeds. Our success will substantially depend upon the discretion and judgment of our management team with respect to the application and allocation of proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for the category to another, and we will have broad discretion doing so.

Projections. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The Company May Undergo a Future Change that Could Affect Your Investment. The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such future change occur, it would be based on management's review and determination that it is the best interest of the Company.

The Company is Vulnerable to Hackers and Cyber-Attacks. As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies, Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial conditions. This would likely adversely impact the value of your investment.

Our trademark(s), copyright(s) and any other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, or find prior art to invalidate it. If any current or future competitor are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademark(s) and copyright(s) are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. Additionally, The cost of enforcing our trademark(s) and copyright(s) could prevent us from enforcing them. Trademark(s) and copyright(s) litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file a suite because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could gave adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter inro sublicenses, and weaking our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including but not limited to, manufacturing of apparel, accounting, legal work, public relations, marketing, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Labor Shortages. Finding skilled and reliable workers in the home service industry can be a challenge. Labor shortages can impact the Company's ability to meet customer demand and lead to increased labor costs.

The Following is a Non-Exhaustive list of Additional Risk Factors Associated with Our Business.

- If we fail to retain existing clients or add new clients, or if clients fail to provide high-quality experiences, our business, results of operations, and financial condition would be materially adversely affected.
- Any decline or disruption in the remote work industries or economic downturn could materially adversely affect our business, results of operations, and financial condition.
- Pandemics, such as COVID-19 could materially adversely impact our business, and if a similar pandemic occurred again, such condition would adversely impact, our business, results of operations, and financial condition.
- As any other business, we could incur net losses and our Adjusted EBITDA and Free Cash Flow could also decline for reasons out of our control. If that occurs, there is a risk that we may not be able to sustain profitability.
- Maintaining and enhancing our brand and reputation is critical to our growth, and negative publicity could damage our brand and thereby harm our ability to compete effectively, and could materially adversely affect our business, results of operations, and financial condition.
- If we expand internationally, and if we are unable to manage the risks presented by our business model internationally, our business, results of operations, and financial condition would be materially adversely affected.
- The amount raised in this offering may include investment from company insiders or immediate family members, officers, directors, executives, and existing owners with a controlling stage in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount.
- You are trusting that management will make the best decision for the company.
- You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Purpose of the Offering:

Expansion and Growth: PYNRS is ready to embark on a journey of expansion. With your investment, we aim to explore untapped markets and diversify our product lines. This expansion requires capital investment in manufacturing, distribution networks, and hiring for various roles across the organization.

Research and Development: Innovation is at the heart of PYNRS. We are committed to pushing boundaries in fabric technology, design, and sustainability. Your investment will support our

R&D efforts to create cutting-edge products that resonate with our discerning customers, setting us apart in a competitive market.

Marketing: Building a strong brand presence is paramount in the apparel industry. With your support, we will allocate funds towards strategic marketing campaigns to amplify our brand visibility and enhance customer engagement.

Operations: Efficient operations are key to our success. Your investment will enable us to hire talented professionals to optimize our supply chain, streamline processes, and ensure seamless day-to-day operations.

Sales: Driving sales growth is a top priority for PYNRS. Your investment will allow us to recruit experienced sales professionals who will spearhead efforts to expand our customer base and drive revenue.

Community Engagement: At PYNRS, we believe in the power of community. Your investment will enable us to hire community managers who will foster meaningful connections with our customers, build brand advocacy, and drive positive social impact initiatives.

Inventory and Production: To meet the growing demand for our products, we need sufficient capital to procure raw materials, fabric, and inventory. Your investment will ensure that we have the resources to optimize our production processes, maintain adequate inventory levels, and fulfill customer orders efficiently.

E-commerce and Technology: In today's digital age, an effective online presence is essential for success. We plan to invest in e-commerce platforms, digital marketing strategies, and IT infrastructure to elevate the online shopping experience for our customers, driving growth and scalability for PYNRS.

Debt Repayment: By raising funds, we also aim to strengthen our financial position by repaying existing debts and refinancing loans. This will enable us to reduce financial burdens and allocate resources towards strategic growth initiatives.

The securities offered do not have voting rights.